Exhibit (a)(7)

IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND

SIXTH JUDICIAL CIRCUIT

CHRIS LARSON, On Behalf of Himself and	:
All Others Similarly Situated
610 West Ash Street, Suite 1800	:
San Diego, CA 92101
Plaintiff,	:
vs.
:
MEDIMMUNE INC
One Medimmune Way	:
Gaithersburg, MD 20878		Civil No. 281946
:
DAVID M. MOTT		CLASS ACTION
7205 Meadow Lane	:
Chevy Chase MD 20815-5011		SHAREHOLDER CLASS
	:	COMPLAINT FOR SELF-
WAYNE T. HOCKMEYER		DEALING AND BREACH OF
8233 Burning Tree Rd.	:	FIDUCIARY DUTY
Bethesda, MD 20817
:
JAMES H. CAVANAUGH
554 Dorset Rd.	:
Devon, PA 19333-1845,		DEMAND FOR JURY TRIAL
:
BARBARA HACKMAN FRANKLIN
2700 Virginia Ave, N.W. Apt. 1401	:
Washington. DC 20037-1908		RECEIVED
	:	APR 25 2007
ELIZABETH H. S. WYATT		Clerk of the Circuit Court
181 Summit Avenue	:	Montgomery County, Md.
Summit NJ 07901-2901
:
GEORGE M. MILNE, JR.
30 Bishops Bay Dr.	:
East Lyme, CT 06333-2755
:
ROBERT H. HOTZ,
37 Cameron Rd.	:
Saddle River, NJ 07458-2944
Defendants.	:

Plaintiff, by his attorneys, submits this Complaint Based upon Self-Dealing and Breach of Fiduciary Duty (the “Complaint”) against the defendants named herein.

SUMMARY OF THE ACTION

1.           This is a stockholder class action brought by plaintiff on behalf of the holders of MedImmune, Inc. (“MedImmune” or the “Company”) common stock against MedImmune and its senior officers and directors arising out of their attempts to provide certain MedImmune insiders and directors with preferential treatment in connection with their efforts to complete the sale of MedImmune to AstraZeneca PLC (“AstraZeneca”) (the “Acquisition”). This action seeks equitable relief only.

2.           In pursuing the unlawful plan to squeeze out MedImmune’s public stockholders for grossly inadequate consideration, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and have aided and abetted such breaches by MedImmune’s officers and directors. Instead of attempting to obtain the highest value reasonably available for the Company’s stockholders, defendants spent a substantial effort tailoring the Acquisition to meet the specific needs of AstraZeneca.

3.           Because defendants dominate and control the business and corporate affairs of MedImmune and are in possession of private corporate information concerning MedImmune’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MedImmune, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

4.           In short, the Acquisition is designed to unlawfully divest MedImmune’s public stockholders of their holdings without providing them the maximized value they are entitled to. Defendants know that these assets will continue to produce substantial revenue and earnings.

JURISDICTION AND VENUE

5.           This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

6.           Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to MedImmune occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

7.           Plaintiff Chris Larson is, and at all times relevant hereto was, a shareholder of MedImmune.

8.           Defendant MedImmune develops, manufactures, and commercializes products for prevention and treatment in therapeutic areas of infectious diseases, inflammatory diseases, and cancer.

9.           Defendant David M. Mott (“Mott”) is MedImmune’s Chief Executive Officer, Vice Chairman and President. Mott is also a MedImmune director.

10.           Defendant Wayne T. Hockmeyer (“Hockmeyer”) is MedImmune’s Chairman of the Board.

11.           Defendant James H. Cavanaugh (“Cavanaugh”) is a MedImmune director.

12.           Defendant Barbara Hackman Franklin (“Franklin”) is a MedImmune director.

13.           Defendant Elizabeth H. S. Wyatt (“Wyatt”) is a MedImmune director.

14.           Defendant George M. Milne, Jr. (“Milne”) is a MedImmune director.

15.           Defendant Robert H. Hotz (“Hotz”) is a MedImmune director.

16.           The defendants named above in ¶¶8-15 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

17.           Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

18.           In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of MedImmune, are obligated under Delaware law to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

19.           Plaintiff alleges herein that defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of MedImmune. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class, and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Acquisition. As a result of defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their MedImmune common stock in the proposed Acquisition.

20.           Because defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

THE ACQUISITION

21.           On April 23, 2007, MedImmune and AstraZeneca jointly issued the following press release that announced the sale of MedImmune to AstraZeneca:

AstraZeneca PLC (“AstraZeneca”) today announced that it has entered into a definitive agreement to acquire MedImmune, Inc. (“MedImmune”), in an all-cash transaction. Under the terms of the agreement, which has unanimous MedImmune Board support, AstraZeneca will acquire all of the fully diluted shares of MedImmune common stock at a price of $58 per share, for a total consideration of approximately $15.6 billion (including approximately $340m net cash).

The acquisition of MedImmune significantly accelerates AstraZeneca’s biologics strategy. The combination of MedImmune with AstraZeneca’s wholly-owned subsidiary Cambridge Antibody Technology (“CAT”) will create a world-class, fully integrated biologics and vaccines business within the AstraZeneca Group with critical mass in research, development, regulatory, manufacturing and global sales and marketing reach.

MedImmune is a world-leading, profitable, biotechnology company with a record of proven success with revenue in 2006 of $1.3bn, profit before tax of $75m and gross assets of $3.0bn.

The acquisition extends AstraZeneca’s R&D science base to allow it to address novel drug targets through 3 key technological approaches: small molecules, biologics and, for the first time, vaccines.

Overall, the combination of MedImmune with AstraZeneca’s existing capabilities will be capable of delivering a greater number of new biologic products to bring benefit to patients in AstraZeneca’s prioritised disease areas.

The deal is expected to close in June 2007.

Highlights and acquisition benefits

R&D capability

•
Expands and diversifies AstraZeneca’s science base by establishing an international platform capable of delivering a greater flow of new medicines in AstraZeneca’s prioritised disease areas, embracing small molecules, monoclonal antibodies, next generation biologics and vaccines

•	Natural fit between CAT and MedImmune

•	Complementary with existing AstraZeneca therapeutic area strengths in Oncology, Infection and Respiratory & Inflammation

•	Provides entry into vaccines; through proprietary live attenuated vaccines capability

•	Brings significant regulatory experience in making Biologics License Applications

•	Enhanced biologics capability positions AstraZeneca as a more compelling licensing partner, improving AstraZeneca’s externalisation position

Manufacturing

•
MedImmune is a leader in protein engineering and biologics manufacturing, with a production capacity of over 30,000L planned by 2010 and world leading cell line productivity levels. Through further modest investment, capacity could be increased to over 60,000L. This would secure production requirements for the long-term and avoid the need for major near-term ‘green-field’ manufacturing investment by AstraZeneca to support its biologics strategy

Pipeline

•	Adds 2 late-stage assets, the next generation follow-on to ‘Synagis’, ‘Numax’ and refrigerated formulation ‘FluMist’ with an anticipated US launch for 2007-2008 influenza season

•	Increases the proportion of biologics in AstraZeneca’s pipeline from 7 percent to 27 percent and enlarges the total pipeline by 45 projects to 163 projects

•	Diversifies and expands R&D capability to deliver a greater flow of new biologic products

Financial benefits

•	Synergies from the acquisition of MedImmune and from related AstraZeneca activities are expected to be towards $500m per annum by 2009

•	The acquisition is expected to be cash earnings enhancing in 2009

•	The acquisition will be fully funded in cash, bringing improved financial efficiency through balance sheet leverage. Previously announced $4bn share buyback programme for 2007 unchanged

•	Addition of attractive marketed products including ‘Synagis’ and ‘FluMist’ to AstraZeneca’s portfolio adds $1.2bn in sales. Consensus sales growth for this portfolio is forecast at 12% CAGR to 2010

•
Provides AstraZeneca with several other substantial assets, including a royalty stream on the sales of the HPV vaccines with estimated consensus peak sales of $5.5bn, potential milestones and royalties on MedImmune’s other licensed products and $1.5bn cash, including $89.4m relating to MedImmune Ventures investments at book value

*     *     *

The Transaction

The acquisition is structured as an all cash tender offer for all outstanding shares of Medimmune common stock followed by a merger in which each remaining untendered share of MedImmune would be converted into the same $58 cash per share price paid in the tender offer. The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MedImmune shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals. The tender offer will be commenced within 10 working days and is expected to close in June 2007, unless extended. The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 53.3% to MedImmune’s closing share price of $37.84 on 11th April, 2007, this being the last business day prior to MedImmune’s announcement to explore strategic alternatives.

The transaction has been unanimously recommended by the Board of Directors of Med Immune.

The acquisition will be effected pursuant to a merger agreement. The merger agreement contains certain termination rights for each of AstraZeneca and Medimmune and further provides that, upon termination of the merger agreement under specified circumstances, MedImmune may be required to pay AstraZeneca a termination fee of $450 million.

SELF-DEALING

22.           By reason of their positions with MedImmune, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of MedImmune, and especially the true value and expected increased future value of MedImmune and its assets, which they have not disclosed to MedImmune’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of MedImmune’s public shareholders.

23.           The proposed sale is wrongful, unfair and harmful to MedImrnune’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of MedImmune on terms that do not adequately value the Company. Accordingly, the Acquisition will only benefit defendants and AstraZeneca,

24.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of MedImmune and allow the shares to trade freely – without impediments;

•	Act independently so that the interests of MedImmune’s public stockholders will be protected;

•
Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of MedImmune’s public stockholders; and

•	Consider alternatives to the proposed Acquisition including the solicitation of bids from interested parties to assure that the Company’s shareholders are receiving the maximum value for their shares.

DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE

25.           As a result of defendants’ conduct, MedImmune’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, defendants are obligated to maximize shareholder value, not structure a preferential deal for themselves. The proposed Acquisition, as structured, does not represent the maximized value that MedImmune shareholders are entitled to.

CLASS ACTION ALLEGATIONS

26.           Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of MedImmune stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

27.           This action is properly maintainable as a class action.

28.           The Class is so numerous that joinder of all members is impracticable. According to MedImmune’s Securities and Exchange Commission filings, there were more than 237 million shares of MedImmune common stock outstanding as of February 21, 2007.

29.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b)           whether the defendants are engaging in self-dealing in connection with the Acquisition;

(c)           whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

(d)           whether the defendants are unjustly enriching themselves and other insiders or affiliates of MedImmune;

(e)           whether the defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f)           whether the defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Acquisition by failing to disclose all material information concerning the Acquisition;

(g)           whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets; and

(h)           whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

30.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

31.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

32.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

33.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

34.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against All Defendants

35.           Plaintiff repeats and realleges each allegation set forth herein.

36.           The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of MedImmune and have acted to put their personal interests ahead of the interests of MedImmune’s shareholders.

37.           By the acts, transactions and courses of conduct alleged herein, the defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in MedImmune.

38.           The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with MedImmune without regard to the fairness of the transaction to MedImmune’s shareholders and by failing to disclose all material information concerning the Acquisition to such shareholders.
39.           As demonstrated by the allegations above, the defendants breached their duties of loyalty, good faith, candor and independence owed to the shareholders of MedImmune because, among other reasons:

(a)           they failed to take steps to maximize the value of MedImmune to its public shareholders and they took steps to avoid competitive bidding, to cap the price of MedImmune’s stock and to give the Individual Defendants an unfair advantage and purposefully avoiding a proper auction, by among other things, failing to solicit other potential acquirers or alternative transactions;

(b)           they failed to properly value MedImmune;

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition; and

(d)           they failed to disclose all material information that would permit MedImmune’s stockholders to cast a fully informed vote on the Acquisition.

40.           Because the Individual Defendants dominate and control the business and corporate affairs of MedImmune, and are in possession of private corporate information concerning MedImmune’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MedImmune which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

41.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

42.           Defendant MedImmune aided and abetted the Individual Defendants’ breaches of fiduciary duties.

43.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of MedImmune’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class. Moreover, unless the Acquisition is enjoined by the Court, defendants will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to MedImmune’s stockholders sufficient information to enable them to cast informed votes on the Acquisition and may consummate the Acquisition, all to the irreparable harm of plaintiff and the members of the Class.

44.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

45.           Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.           Declaring that this action is properly maintainable as a class action;

B.           Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.           Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D.           Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of MedImmune’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E.           Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

F.           Imposition of a constructive trust, in favor of plaintiff and the members of the class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.           Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.           Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: April 25, 2007	THE MASON LAW FIRM

/s/ Gary E. Mason
GARY E. MASON DONNA F. SOLEN 1225 19th Street, N.W., Suite 500 Washington, DC 20036 Telephone: (202) 429-2290 Facsimile: (202) 429-2294

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
S. BENJAMIN ROZWOOD
REBECCA A. PETERSON
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile (619) 525-3991

Attorneys For Plaintiff

RULE 1-313 CERTIFICATION

I, Gary E. Mason, hereby certify that I am admitted to practice law in the state of Maryland.

/s/ Gary E. Mason
Gary E. Mason